SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). This Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of February 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a). The name of the subject company and the issuer of the securities to which this Schedule TO relates is bluebird bio, Inc., a Delaware corporation. The Company’s principal executive offices are located at 455 Grand Union Boulevard, Somerville, Massachusetts 02145. The Company’s telephone number is (339) 499-9300.

(b). This Schedule TO relates to the Offer by Merger Sub to purchase all outstanding Shares at the Offer Price. The Company has advised Merger Sub, Parent, Carlyle and SK Capital that, as of the close of business on February 24, 2025, 9,741,657, Shares were issued and outstanding, 373,929 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 175,508 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”) and 59,949 Shares were subject to outstanding performance-based restricted stock units that are, at the time of determination, subject to performance-based vesting or forfeiture conditions (the “Company PSUs”) assuming full achievement of performance objectives and 129,310 Shares were issuable pursuant to outstanding stock warrants (the “Warrants”). In addition, up to 49,871 Shares could be issued pursuant to the Company’s 2013 Employee Stock Purchase Plan, as amended, prior to or concurrently with the final exercise dates under such plan.

(c). The information set forth in Section 6 (entitled, “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a)-(c). This Schedule TO is filed by Merger Sub, Parent, Carlyle and SK Capital. The information set forth in Section 8 (entitled, “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (v), (vii). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 - “Terms of the Offer”

•	Section 2 - “Acceptance for Payment and Payment or the Shares”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 - “Withdrawal Rights”

•	Section 5 - “Material U.S. Federal Income Tax Consequences”

•	Section 10 - “Background of the Offer; Past Contracts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions to the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

•	Section 19 - “Miscellaneous”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 7 - “Certain Information Concerning the Company”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 14 - “Dividends and Distributions”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 9 - “Source and Amount of Funds”

(d). Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 - “Fees and Expenses”

Item 10. Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a). The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Parent, Merger Sub, Carlyle and SK Capital”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c). The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 7, 2025.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8). *

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated March 7, 2025.*

(a)(5)(A)	Press Release, dated February 21, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Carlyle Partners Growth, L.P. with the SEC on February 21, 2025 (File No. 005-87526).

(b)	Not applicable.

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2025, by and among Beacon Parent Holdings, L.P., Beacon Merger Sub, Inc. and bluebird bio, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of bluebird bio, Inc. filed with the SEC on February 21, 2025 (File No. 001-35966)).†

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex D of Exhibit 2.1 to the Current Report on Form 8-K filed by bluebird bio, Inc. filed with the SEC on February 21, 2025 (File No. 001-35966)).

(d)(3)	Mutual Non-Disclosure Agreement, dated as of November 14, 2024, by and between bluebird bio, Inc. and PJ Carlin & Co., LLC.*

(d)(4)	Limited Guarantee, dated as of February 21, 2025, delivered by Carlyle Partners Growth, L.P. in favor of bluebird bio, Inc.*

(d)(5)	Equity Commitment Letter, dated as of February 21, 2025, from Carlyle Partners Growth, L.P. to Beacon Parent Holdings, L.P.*

(d)(6)	Limited Guarantee, dated as of February 21, 2025, delivered by SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. in favor of bluebird bio, Inc.*†

(d)(7)	Equity Commitment Letter, dated as of February 21, 2025, from SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. to Beacon Parent Holdings, L.P.*†

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith.
†

Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name: Joe Bress
Title: President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name: Joe Bress
Title: Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name: Jerome Truzzolino
Title: Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name: Jerome Truzzolino
Title: Authorized Signatory